Rule 424(b)(3)
                                    Registration Statement No. 333-63793
                                    Cusip #12560M BR8

PRICING SUPPLEMENT NO. 11,

Dated December 16, 1998, to
Prospectus,  dated September 24, 1998 and
Prospectus Supplement dated September 25, 1998.

                             THE CIT GROUP, INC.
                       MEDIUM-TERM FLOATING RATE NOTES
                 DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note               (   ) Senior Subordinated Note

Principal Amount:  U.S. $200,000,000.

Proceeds to Corporation:  $200,000,000.

Issue Price:  Variable Price, Reoffer

Original Issue Date:  December 21, 1998.

Maturity Date:  January 14,  2000,  provided  that if such day is not a Business
   Day, the payment of principal and interest may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis:  LIBOR.

Index Maturity:  One Month for the first Interest Determination Date, then
   Three Month for all Interest Determination Dates thereafter.

Spread:  2.5 basis points (.025%).

Interest Rate Calculation: LIBOR determined on the Interest Determination Date minus the Spread.

Initial Interest Rate:  LIBOR determined two London Business Days prior to the
   Original Issue Date minus the Spread.

Specified Currency:  U.S. Dollars.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about December 21, 1998.

                         MORGAN STANLEY DEAN WITTER


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Form:  Global Note.

Interest Reset Dates: Quarterly on January 14, April 14, July 14 and October 14, commencing January 14, 1999, provided that if any such day is not a Business Day, the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment  Dates:  Quarterly on January 14, April 14, July 14 and October
   14, commencing January 14, 1999, provided that if any such day is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest: Accrued interest from the Original Issue Date or from the last date to which interest has been paid or duly provided for with respect to any Note will be calculated by multiplying the face amount of such Note by an accrued Interest Factor. This accrued Interest Factor will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by dividing the interest rate applicable to such day by 360.

   Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Interest Determination Dates:  Two London Business Days prior to each Interest
   Reset Date.

Calculation Date: The earlier of (a) the Business Day immediately preceding the applicable Interest Payment Date or the date on which the Note will mature, or (b) the tenth calendar day after an Interest Determination Date, provided such day is a Business Day, or, if such day is not a Business Day, the next succeeding Business Day.

Maximum Interest Rate:  Not applicable.

Minimum Interest Rate:  0.00%.

Other Provisions:

      "LIBOR" means, with respect to any Interest Determination Date, the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (as defined below) as of 11:00
      a.m.,  London  time,  on  such  Interest   Determination  Date  ("LIBOR");
      provided, that if on any Interest Determination Date the rate for deposits in U.S. dollars having the Index Maturity specified above does not appear on the Telerate Page 3750, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in
      the  London  interbank  market  selected  by  the  Calculation   Agent  at
      approximately ll:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having the Index Maturity specified above and in a principal amount equal to an amount that is
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      representative  for a single  transaction in such market at such time. The
      Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, the rate in respect of such Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, LIBOR in respect of such Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York, selected by the Calculation Agent, at approximately ll:00 a.m., New York City time, on such Interest Determination Date for loans in U.S. dollars to leading European banks, having the Index Maturity specified above and in a principal amount equal to an amount that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as described in this sentence, the Interest Rate will be the Interest Rate in effect on such Interest Determination Date.


      "Telerate Page 3750" means the display page designated as page 3750 on the Dow Jones Telerate Service (or such other page as may replace page 3750 on that service for the purpose of displaying London interbank offered rates).

      "London Business Day" means any day on which deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating and Paying Agent:
      Harris Trust & Savings Bank, under Indenture dated as of September 24, 1998, between the Trustee and the Corporation.

                                UNDERWRITING

      Morgan Stanley & Co. Incorporated (the "Underwriter") is acting as principal in this transaction.

      Subject to the terms and conditions set forth in a Term Sheet and Agreement dated December 16, 1998 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated May 15, 1996, between the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers Inc), and Warburg Dillon Read LLC (formerly known as UBS Securities LLC), the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $200,000,000 aggregate principal amount of the Notes.

      Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

      The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

      The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.